

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

January 30, 2014

Via E-mail
Mr. Stephen J. Smith
Executive Vice President and Chief Financial Officer
The Hain Celestial Group, Inc.
1111 Marcus Avenue
Lake Success, New York 11042

> **Re:** **The Hain Celestial Group, Inc.**
> **Form 10-K for the Fiscal Year ended June 30, 2013**
> **Filed August 29, 2013**
> **File No. 000-22818**

Dear Mr. Smith:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K Filed August 29, 2013

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 23

Results of Operations, page 24

1.   Disclosure in various parts of your filing indicates that you have made material acquisitions during each of the periods reported in your 10-K. However, your MD&A does not appear to include clear, consistent discussion of the impact of these acquisitions on your reported results of operations. Revise the disclosure throughout your MD&A to provide this information. See Item 303(a)(3)(i) of Regulation S-K.

2.   Revise your discussion under this section to indicate the extent to which increases in revenue from year to year are attributable to increases in prices or volume sold. See Item 303(a)(3)(iii) of Regulation S-K.

3.   Disclosure in various parts of your MD&A indicates that changes from year to year in reported line items were due to multiple factors without indicating the amount attributable to each factor. For example, you disclose on page 24 that the sales increase in the United States in 2013 as compared to 2012 primarily resulted from "improved consumption, expanded distribution and the impact of current year acquisitions" without indicating the amount attributable to each factor. Where material year-to-year changes in reported line items are due to two or more factors, revise the disclosure to quantify the impact of each identified factor. See FRC 501-04.

Financial Statements

Consolidated Financial Statements, page 41

Notes to Consolidated Financial Statements, page 49

Note 4. Acquisitions and Disposals, page 53

4.   You disclose that, for certain acquisitions, reported net sales and income before income taxes from continuing operations attributable to the acquisition were not "significant" in the year of acquisition. For each such acquisition, tell us the amount of net sales and income before income taxes from continuing operations, and explain to us your basis for concluding that amounts were not "significant". As part of your response, explain whether you believe these amounts are also not material.

5.   You present unaudited pro forma results of continuing operations for each of the years included in your 10-K as if all of the disclosed acquisitions had been completed as of the beginning of the earliest period presented. This appears to be inconsistent with the guidance in FASB ASC paragraph 805-10-50-2.h.3, which indicates that pro forma information should be presented as though the business combinations that occurred during the current year had occurred as of the beginning of the comparable prior period. In view of this, revise your presentation to comply with this guidance. Alternatively, explain to us why you believe no revision is necessary.

Note 15. Financial Instruments Measured at Fair Value, page 68

6.   You disclose that during the fiscal year ended June 30, 2012 your reassessment of the fair value of the contingent consideration related to the Daniel's acquisition resulted in a reduction of expense of approximately $15.5 million. Explain to us the facts and circumstances surrounding this reduction in expense. As part of your response, address the following:

- Describe the terms and conditions of the initial contingent payment arrangement;

- Describe, in reasonable detail, the methods and assumptions underlying the initial valuation of the contingent consideration; and,

- Describe the changes in circumstances and assumptions that caused you to conclude that the resulted in your conclusion that the fair value of the contingent consideration should be reduced. Address both the nature and timing of the information that supported the reduction.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joseph Klinko at (202) 551-3824 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3489 with any other questions.

Sincerely,

/s/ Brad Skinner

Brad Skinner
Senior Assistant Chief Accountant